December 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (704) 362-4208

Mr. Daniel R. DiMicco
Nucor Corp.
1915 Rexford Road
Charlotte, North Carolina   28211

>   **Re: Nucor Corp.**
>   **Definitive 14A**
>   **Filed March 26, 2007**
>   **File Number 001-04119**

Dear Mr. DiMicco:

We have reviewed your response letter dated October 9, 2007 and have the following comments. Please respond to our comments by January 15, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment number 4; however, it is unclear whether or not you benchmark. We note that you list your peer group companies. To the extent you are benchmarking compensation of your named executive officers against companies, you must identify the component companies. Please confirm you will comply with this response in future filings. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

2. We note your response to comment number 6. Please note that we are not looking for a calculation but rather how you determined and arrived at the amounts you disclose. Please confirm whether or not you base your determinations on the market, through negotiations with the named executive officers or through some other method.

Mr. Daniel R. DiMicco
Nucor Corp.
December 21, 2007

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel